PRICING SUPPLEMENT (To prospectus supplement and prospectus dated February 25, 2005) Pricing Supplement Number: 2476	Filed Pursuant to Rule 424(b)(3) Registration No. 333-122639

6,300,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

6% Monthly Income Strategic Return Notes®

Linked to the Long-Short Currency Index

due October 6, 2010

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors seeking exposure to a “long-short” currency investment strategy, as represented by the Long-Short Currency Index (the “Index”), who wish to receive current income in the form of monthly payments at a rate of 6% per annum of the $10 original public offering price and are willing to risk losing a significant portion of the $10 original public offering price if the level of the Index does not increase over the term of the Notes.

•   The return on the Notes will be based upon the percentage change in the level of the Index over the term of the Notes. The level of the Index will be based upon the daily percentage change in the value of the currencies included in the Index and the daily accrual of interest on the current level of the Index at a rate equal to the Federal Funds Rate, as reduced:

(i)         daily, by an Index adjustment factor of 1.25% per annum or 1.0% per annum depending on the components comprising the Index, as described in this pricing supplement, and

(ii)         monthly, by a monthly payment adjustment amount of 6.122% per annum of the initial Index value,

      each calculated and deducted as described in this pricing supplement. The level of the Index was set to 98 on October 3, 2005, the date the Notes were priced for initial sale to the public, and will be calculated and published daily by Merrill Lynch Capital Services, Inc. on Reuters (Reference Ticker FXCARRY01=MERL).

•   We will make monthly payments on the Notes at a rate of 6% per annum of the $10 original public offering price per unit as described in this pricing supplement beginning in November 2005, to, but excluding, the month in which the maturity date occurs. These monthly payments will be derived from the monthly reduction of the level of the Index by the monthly payment adjustment amount, and thus from the amount payable to you on the maturity date or upon exchange or early redemption.

•   You may exchange your Notes prior to the maturity date during a specified period in September of each year from 2006 through 2009.

•   We will redeem the Notes prior to the maturity date if on any business day the level of the Index is equal to or less than 60.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. 59021S224.

•   The settlement date for the Notes is expected to be October 6, 2005.

Payment on the maturity date or upon exchange or early redemption:

•   You are not guaranteed to be repaid a fixed amount of principal on the Notes. On the maturity date or upon exchange or early redemption you will receive a cash amount per unit based upon the percentage change in the level of the Index over the term of the Notes.

•   Due to the reduction of the level of the Index by the Index adjustment factor of 1.25% per annum or 1.0% per annum, depending on the components comprising the Index, and the monthly payment adjustment amount of 6.122% per annum of the initial level of the Index, the level of the Index (without taking into consideration the deduction of the monthly payment adjustment amount) would need to increase significantly over the term of the Notes in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange or early redemption. If the level of the Index decreases or does not increase sufficiently over the term of the Notes, you will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-9 of this pricing supplement and in the accompanying prospectus supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$63,000,000
Underwriting fee	$.20	$1,260,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$61,740,000
(1)	The public offering price and the underwriting fee for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, and for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is October 3, 2005.

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.

Pricing Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 6% Monthly Income Strategic Return Notes® Linked to the Long-Short Currency Index (the “Index”) due October 6, 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Index and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying prospectus supplement, which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium- Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October 6, 2010, unless previously exchanged by you or redeemed by us as described in this pricing supplement.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Index?

The Index is designed to track the performance of a “long-short” currency investment strategy over the term of the Notes. The level of the Index will be based upon the daily percentage change in the value of a long-short investment strategy in currencies which may include the Australian dollar, the British pound, the Canadian dollar, the European Union euro, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona, the Swiss franc and the United States dollar (each an “Eligible Currency”), and the daily accrual of interest on the current level of the Index at a rate equal to the Federal Funds Rate (as defined herein) as reduced by (i) an Index adjustment factor of 1.25% per annum, or 1.0% per annum for any month immediately following the occurrence of a Filter Event (as defined herein) and the deemed investment of the entire amount of the Index in United States dollars (the “Index Adjustment Factor”), deducted daily on the basis of an actual 365-day year, and (ii) a monthly payment adjustment amount of 6.122% per annum of the initial level of the Index (the “Monthly Payment Adjustment Amount”), deducted monthly on the basis of a 360-day year of twelve 30-day months.

At any time other than the one month period immediately following the occurrence of a Filter Event, the Index will be composed of four currencies determined as described below from among the Eligible Currencies. If a Filter Event has occurred, the Index will only be deemed to contain United States dollars during the monthly period after such occurrence. For the initial monthly period, A Filter Event has been deemed to have occurred and the Index will be deemed to contain only United States dollars.

The four Eligible Currencies selected for inclusion in the Index (or upon the occurrence of a Filter Event, the United States dollars included in the

Index) for any monthly period are referred to as “Index Components”. The Eligible Currencies included in the Index will be reconstituted on a monthly basis as described below. The Eligible Currencies with positive weightings in the Index at any time can be viewed as long positions in the applicable currencies (the “Long Index Components”). The Eligible Currencies with negative weightings in the Index at any time can be viewed as short positions in the applicable currencies (the “Short Index Components”).

If a Filter Event has not occurred on the Filter Event Date (as defined herein) of the previous calendar month, during any monthly period the Long Index Components will be the Eligible Currencies issued by the two Eligible Currency Issuers (as defined herein) with the highest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices, and the Short Index Components will be the Eligible Currencies issued by the two Eligible Currency Issuers with the lowest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices. Based on the above criteria, new Long Index Components and Short Index Components may be selected each month from among the Eligible Currencies.

If a Filter Event has not occurred on the Filter Event Date of the previous calendar month, the level of the Index can be calculated on any day of the then current calendar month by (i) summing the products of each current Index Reference Rate (as defined herein) for an Index Component, each as multiplied by a factor which will remain fixed for a period of one month (the “Monthly Multiplier”), and adding the total to the level of the Index as of the end of the prior calendar month, (ii) accruing interest on the current level of the Index at a rate equal to the Federal Funds Rate and (iii) deducting the daily Index Adjustment Factor of 1.25% per annum and, for the last Business Day of the month, the Monthly Payment Adjustment Amount. If a Filter Event has not occurred on the Filter Event Date of the previous calendar month, the Monthly Multiplier for each Index Component will be determined by dividing the weighting of such Index Component by the month- end forward exchange rate of that Index Component into United States dollars on the last calendar day of the previous calendar month. If a Filter Event does not occur on any subsequent Filter Event Date, a new Monthly Multiplier will be calculated on the last calendar day of the month for each continuing Index Component and for each new Index Component, if any, using the then current month-end forward exchange rate for such Index Component into United States dollars. The Monthly Multipliers for each Index Component will be recalculated regardless of whether the Index is reconstituted or not.

For (i) the initial monthly period, commencing on the date of the original issuance of the Notes, and (ii) any subsequent monthly period in which a Filter Event has occurred on the Filter Event Date of the previous calendar month, the level of the Index on any day of the initial monthly period, commencing on the date of the original issuance of the Notes, or then current calendar month, as the case may be, will equal the value of the level of the Index as of the end of the prior calendar month, or, for the initial monthly period, 98, plus the daily accrual of interest on that amount at a rate equal to the Federal Funds Rate, as reduced by the daily deduction of the Index Adjustment Factor of 1.0% per annum. In addition, the Monthly Payment Adjustment Amount will be subtracted if the day on which the level of the Index is calculated is the last Business Day of the calendar month. As a result, the level of the Index will not increase as a result of movement in Index Reference Rates during such period.

The “Index Reference Rate” for each Index Component means (i) for any day other than the last day of the calendar month, the forward exchange rate with a settlement date on the last day of the calendar month or (ii) for the last day of the calendar month, the spot exchange rate, in each case as reported daily on Bloomberg page IND3 or any substitute page thereto using market quotations obtained at approximately 11:00 a.m. New York City time.

A “Filter Event” means an increase in the difference between the yields on the Merrill Lynch US Corporate Master Index (Bloomberg Reference Ticker: C0A0) and the Merrill Lynch US Treasury Master Index (Bloomberg Reference Ticker: G0Q0) one Business Day (as defined herein) before the last Business Day of the calendar month (a “Filter Event Date”) from the spread on the immediately prior Filter Event Date. A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits. For the initial monthly period, the last Business Day of the calendar month preceding the Pricing Date and the last Business Day of the second calendar month preceding the Pricing Date will be treated as Filter Event Dates. For the initial monthly period, a Filter Event has been deemed to have occurred.

The initial level of the Index was set to 98 on October 3, 2005, the date the Notes were priced for initial sale to the public (the “Pricing Date”), and will be calculated and published daily by Merrill Lynch Capital Services, Inc. (“MLCS”) on Reuters (Reference Ticker FXCARRY01=MERL). MLCS, as the calculation agent, will be our agent for purposes of determining, among other things, the level of the Index and the occurrence of a Filter Event, resetting the Monthly Multipliers and reconstituting the Index.

For more information about the Index, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any ownership interest in the currencies included in the Index.

How has the Index performed historically?

The Index did not exist prior to the Pricing Date. We have, however, included a table and a graph showing hypothetical historical levels of the Index on the last calendar day of each month from July 2000 through July 2005 based upon historical values of the Index Components and an initial Index level of 98 set as of July 31, 2000. Please see the section entitled “The Index—Hypothetical Historical Data on the Index” in this pricing supplement.

We have provided this hypothetical historical information on the Index to help you evaluate the behavior of the Index in various economic environments; however, past performance is not necessarily indicative of how these indices will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously exchanged or if we have not previously redeemed your Notes, you will receive a cash amount per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

$10.00	×	(	Ending Value 100)

For purposes of determining the Redemption Amount, the “Ending Value” means the level of the Index on the Valuation Date. The Index will not be reduced by the Monthly Payment Adjustment Amount during the final month of the term of the Notes.

Because the initial level of the Index was set to 98 on the Pricing Date, the level of the Index must increase by at least 2.04%, in order for you to receive the original public offering price per unit on the maturity date.

The “Valuation Date” will be seven scheduled Business Days prior to the maturity date of the Notes.

The level of the Index will be reduced daily by the Index Adjustment Factor of 1.25% per annum or 1.0% per annum for any month following the occurrence of a Filter Event and the deemed investment of the entire value of the Index in United States dollars (including the initial monthly period), and monthly by the Monthly Payment Adjustment Amount of 6.122% per annum of the initial level of the Index. As a result of these reductions, the level of the Index (without taking into consideration the deduction of the Monthly Payment Adjustment Amount) would need to increase significantly over the term of the Notes in order for the level of the Index to increase sufficiently for you to receive at least the $10 original public offering price per unit on the maturity date, exchange date or early redemption date, as applicable. If the level of the Index decreases or does not increase sufficiently over the term of the Notes (without taking into consideration the deduction of the Monthly Payment Adjustment Amount), you will receive less, and possibly significantly less, than the $10 original public offering price per unit. See the section entitled “Risk Factors—Your investment may result in a loss” in this pricing supplement.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes—Payment on the Maturity Date” in this pricing supplement.

Examples

Set forth below are two examples of Redemption Amount calculations:

Example 1—The hypothetical Ending Value is below the initial level of the Index:

Initial level of the Index: 98

Hypothetical Ending Value: 85

Redemption Amount (per Unit) = $10.00 ×	(85)	= $	8.50
100

Example 2—The hypothetical Ending Value is above the initial level of the Index:

Initial level of the Index: 98

Hypothetical Ending Value: 102

Redemption Amount (per Unit) = $10.00 ×	(102)	= $	10.20
100

Will I receive monthly payments on the Notes?

Monthly payments on the Notes will accrue at the rate of 6% per annum on the $10 original public offering price per unit from and including October 6, 2005 or from the most recent monthly payment date for which monthly payments have been paid or provided for. No monthly payment will accrue, or be paid, during the final month of the term of the Notes. You will receive monthly payments on the seventh Business Day following the date the Monthly Payment Adjustment Amount is deducted from the level of the Index, which will be prior to the commencement of trading on the Notes on the last Business Day of each month, beginning October 31, 2005, to but excluding the month in which the maturity date occurs. If any monthly payment date is not a Business Day, you will receive payment of any accrued and unpaid monthly payments on the following Business Day and no additional interest will accrue as a result of such delay.

These monthly payments will be derived from the monthly reduction of the level of the Index by the Monthly Payment Adjustment Amount, as discussed above. As a result, by investing in the Notes, you will receive current monthly income in exchange for a reduction of the level of the Index, and thus a reduction of the amount that you will receive on the maturity date, exchange date or early redemption date, as applicable.

For more specific information about the monthly payments on the Notes, please see the section entitled “Description of the Notes—Monthly Payments on the Notes” in this pricing supplement.

How does the exchange feature work?

You may elect to exchange all or a portion of your Notes during a specified period in the month of September of each year from 2006 through 2009 by giving notice to the depositary or trustee of the Notes, as the case may be, as described in this pricing supplement. Upon exchange, you will receive a cash amount per unit equal to the Redemption Amount, calculated using an Ending Value equal to the level of the Index on the exchange date (the “Exchange Amount”). The Exchange Amount will be paid on the third Business Day following the exchange date. If you elect to exchange your Notes, you will receive only the Exchange Amount and you will not receive the Redemption Amount on the maturity date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the exchange date until the maturity date.

For more specific information about the exchange feature, please see the section entitled “Description of the Notes—Exchange of the Notes Prior to the Maturity Date” in this pricing supplement.

How does the early redemption feature work?

If on any Business Day the level of the Index is equal to or less than 60, the Notes will be redeemed by us on the fifth Business Day following that date. In the event of an early redemption, you will receive a cash amount per unit equal to the Redemption Amount, calculated using an Ending Value equal to the closing level of the Index on the Business Day immediately succeeding the Business Day on which the closing level of the Index was equal to or less than 60 (the “Early Redemption Amount”).

For more specific information about the early redemption feature, please see the section entitled “Description of the Notes—Early Redemption” in this pricing supplement.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as an investment unit consisting of a debt instrument of ML&Co. and a cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, for United States federal income tax purposes, you will generally include payments of interest on the Notes in income in accordance with your regular method of tax accounting. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell

Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of MLCS?

Our subsidiary MLCS will be our agent for purposes of calculating or determining, among other things, the Redemption Amount, Exchange Amount or Early Redemption Amount, as applicable, the level of the Index and the occurrence of a Filter Event, resetting the Monthly Multipliers and reconstituting the Index. Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date or upon exchange or early redemption. The payment on the Notes you receive will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations and because of other factors described below, the payment on the Notes you receive on the maturity date or upon exchange or early redemption may be less, and possibly significantly less, than the $10 original public offering price per unit of the Notes. Because the level of the Index will be reduced daily by the Index Adjustment Factor of 1.25% per annum, or 1.0% per annum for any month following the occurrence of a Filter Event, and monthly by the Monthly Payment Adjustment Amount of 6.122% per annum of the initial level of the Index, the level of the Index must increase significantly in order for you to receive at least the $10 original public offering price per unit on the maturity date or upon exchange or early redemption.

In addition, if on any Business Day before the Valuation Date the closing level of the Index is equal to or less than 60, the Notes will be subject to early redemption and you will receive the Early Redemption Amount. This amount would be significantly less than the $10 original public offering price per unit.

An increase in the spread between the yield on the Merrill Lynch US Corporate Master Index and the Merrill Lynch US Treasury Index could adversely affect the level of the Index and thus the amount you receive on the maturity date, upon exchange or early redemption of the Notes

If a Filter Event has occurred (i.e., there is an increase in the spread between the yields on the Merrill Lynch US Corporate Master Index and the Merrill Lynch US Treasury Index, as determined on a Filter Event Date, from the spread between the same indices on the Filter Event Date of the prior month), the entire level of the Index will be deemed to be invested in United States dollars for a period of one month. A Filter Event has been deemed to have occurred and the Index has been deemed to be invested in United States dollars for the initial monthly period. On each succeeding Filter Event Date, if MLCS determines another Filter Event has occurred, the Index will continue to reflect only the value of United States dollars. At any time that the Index only holds United States dollars (including during the initial monthly period), the level of the Index will only increase as a result of the daily accrual of interest on the United States dollar value of the Index at the Federal Funds Rate, which had a closing rate of 3.75% per annum on October 3, 2005. However, the Index will continue to be subject to the Monthly Payment Adjustment Amount as well as a daily Index Adjustment Factor of 1.0% per annum. As a result, the level of the Index and your investment in the Notes will be adversely affected.

The inclusion of the United States dollar as a Long Index Component or Short Index Component during the course of any month would limit your ability to participate in exchange rate movements during that month

If a Filter Event has not occurred (i.e., there is not an increase in the spread between the yields on the Merrill Lynch US Corporate Master Index and the Merrill Lynch US Treasury Index, as determined on a Filter Event Date, from the spread between the same indices on the Filter Event Date of the prior month), the United States dollar is one of the Eligible Currencies which may be included as an Index Component for a period of one month. At any time the Index includes United States dollars as a Long Index Component or a Short Index Component, the portion of the Index which holds United States dollars will only increase as a result of the daily accrual of interest on the United States dollar value of the Index at the Federal Funds Rate. However, the entire level of the Index will continue to be subject to the Monthly Payment Adjustment Amount as well as a daily Index Adjustment Factor of 1.25% per annum. As a result, the level of the Index and your investment in the Notes will be adversely affected.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the Eligible Currencies are affected by many complex factors

The value of any currency, including the Eligible Currencies, may be affected by complex political and economic factors. The exchange rate of each Eligible Currency is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Eligible Currency, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Eligible Currencies, are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the Eligible Currencies, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency (other than the adjustment, if any, required to reflect the conversion rate at which a replacement currency is exchanged for the prior currency) or in the event of other developments affecting any of the Eligible Currencies specifically, or any other currency.

Even though currency trades around-the-clock, your Notes will not

The interbank market in foreign currencies and foreign currency forward contracts is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Eligible Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies and foreign currency forward contracts. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the level of the Index used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

An early redemption of the Notes would result in a significant loss to you

We will redeem the Notes prior to their stated maturity date if on any Business Day before the Valuation Date the closing level of the Index is equal to or less than 60. In this event, you would receive an Early Redemption Amount that is significantly less than the $10 original public offering price per unit; you would not participate in any subsequent increases in the level of the Index; and the monthly payments on the Notes would cease to accrue.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This listed price could be higher or lower than the $10 original public offering price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price. This is due to, among other things, the fact that the $10 original public offering price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.

Changes in our credit ratings may affect the trading value of the Notes

Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts

Our subsidiary MLCS is our agent for the purposes of calculating, among other things, the Redemption Amount, Exchange Amount or Early Redemption Amount, as applicable, and the daily level of the Index, and determining the Index Components, the Monthly Multiplier and the occurrence of a Filter Event. Under certain circumstances, MLCS as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that would be required to be made in the event the level of the Index is unavailable. See the section entitled “The Index” in this pricing supplement. MLCS is required to carry out its duties as calculation agent in good faith and using reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

MLPF&S, as the underwriter, will pay an additional amount on each anniversary of the Pricing Date in 2006 through 2009 to brokers whose clients purchased their Notes in the initial distribution and continue to hold the Notes. In addition, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold the Notes. As a result of these arrangements, your broker may have economic interests that conflict with your economic interests because of the financial benefit it receives each year you retain your investment in the Notes. Please see the section entitled “Supplemental Plan of Distribution” in this pricing supplement.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount, Exchange Amount or Early Redemption Amount, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless earlier exchanged by you or redeemed early by us, the Notes will mature on October 6, 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S224.

The Notes may be exchanged by you or may be redeemed by us prior to the maturity date at the times or under the circumstances described below.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

Unless you have exchanged or we have redeemed your Notes, on the maturity date you will be entitled to receive a cash amount per unit equal to the Redemption Amount as provided below.

The “Redemption Amount” to which you will be entitled will be determined by MLCS and will equal:

$10.00	×	(	Ending Value 100)

The initial level of the Index was set to 98 on October 3, 2005, the date the Notes were priced for initial sale to the public (the “Pricing Date”). Because of this, the level of the Index must increase by at least 2.04% in order for you to receive the original public offering price per unit at maturity.

For purposes of determining the Redemption Amount, the “Ending Value” will be determined by MLCS and will equal the closing level of the Index determined on the Valuation Date.

The “Valuation Date” will be seven scheduled Business Days before the maturity date of the Notes.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

The level of the Index will be reduced daily by the Index Adjustment Factor of 1.25% per annum, or 1.0% per annum for any month following the occurrence of a Filter Event (as defined herein) and the deemed investment of the entire value of the Index in United States dollars (which occurred in the initial monthly period), and monthly by the Monthly Payment Adjustment Amount of 6.122% per annum of the initial level of the Index. As a result of these reductions, the level of the Index (without taking into consideration the deduction of the Monthly Payment Adjustment Amount) would need to increase significantly over the term of the Notes in order for the level of the Index to increase sufficiently for you to receive at least the $10 original public offering price per unit on the maturity date, Exchange Date or Early Redemption Date, as applicable. If the level of the Index decreases or does not increase sufficiently over the term of the Notes (without taking into consideration the deduction of the Monthly Payment Adjustment Amount), you will receive less, and possibly significantly less, than the $10 original public offering price per unit. See the section entitled “Risk Factors—Your investment may result in a loss” in this pricing supplement.

Monthly Payments on the Notes

Monthly payments on the Notes will accrue at the rate of 6% per annum on the $10 original public offering price per unit from and including October 6, 2005 or from the most recent monthly payment date for which monthly payments have been paid or provided for. No monthly payment will accrue, or be paid, during the final month of the term of the Notes. We will make monthly payments on the Notes in cash in arrears on the seventh Business Day following the date the Monthly Payment Adjustment Amount is deducted from the level of the Index, which will be prior to the commencement of trading on the Notes on the last Business Day of each month, beginning October 31, 2005, to but excluding the month in which the maturity date occurs (each a “Monthly Payment Adjustment Date”). We will make these payments to the persons in whose names the Notes are registered at the close of business on the second Business Day following the Monthly Payment Adjustment Date. The monthly payments on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If a monthly payment date falls on a day that is not a Business Day, that monthly payment will be made on the next Business Day and no interest will accrue on that monthly payment as a result of the delayed payment.

These monthly payments will be derived from the monthly reduction of the level of the Index by the Monthly Payment Adjustment Amount, as discussed above. As a result, by investing in the Notes, you will receive current monthly income in exchange for a reduction of the Index, and thus, the Redemption Amount, Exchange Amount or Early Redemption Amount, as applicable, that you will receive on the Notes.

Exchange of the Notes Prior to the Maturity Date

You may elect to exchange all or a portion of the Notes you own on any Business Day that occurs in an Exchange Notice Period by giving notice as described below. An “Exchange Notice Period” means the period from and including the first calendar day of the month of September to and including 12:00 noon in The City of New York on the fifteenth calendar day during the month of September in the years 2006, 2007, 2008 and 2009. If the fifteenth calendar day of the applicable month of September is not a Business Day, then the Exchange Notice Period will be extended to 12:00 noon in The City of New York on the next succeeding Business Day. The amount of the cash payment you receive upon exchange will be equal to the Redemption Amount, calculated using an Ending Value equal to the level of the Index on the Exchange Date (the “Exchange Amount”). An “Exchange Date” will be the third Business Day following the end of the applicable Exchange Notice Period. The Exchange Amount will be paid three Business Days after the Exchange Date. The Exchange Amount you receive may be greater than or less than the Redemption Amount on the maturity date depending upon the performance of the Index during the period from the Exchange Date to the maturity date.

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus. Therefore, you must exercise the option to exchange your Notes through the depositary. To make your exchange election effective, you must make certain that your notice is delivered to the depositary during the applicable Exchange Notice Period. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election to exchange your Notes prior to 12:00 noon in The City of New York on the Business Day of the applicable Exchange Notice Period, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

If at any time the global securities are exchanged for Notes in definitive form, from and after that time, notice of your election to exchange must be delivered to JPMorgan Chase Bank, N.A., as trustee under the Indenture, through the procedures required by the trustee by 12:00 noon in The City of New York on the last day of the applicable Exchange Notice Period.

Early Redemption

If on any Business Day before the Valuation Date the closing level of the Index is equal to or less than 60, the Notes will be redeemed by us on the fifth Business Day following that date (the “Early Redemption Date”). In the event of an early redemption, on the Early Redemption Date, we will pay you a cash amount per unit equal to the Redemption Amount, calculated using an Ending Value equal to the level of the Index on the Business Day immediately succeeding the Business Day on which the level of the Index was equal to or less than 60 (the “Early Redemption Amount”).

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon exchange, early redemption or acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index

The Long-Short Currency Index (the “Index”) is designed to allow investors to participate (to the extent described herein) in exchange rate movements of the currencies included in the Index, as reflected by changes in the United States dollar value of the Index, over the term of the Notes. The level of the Index will be based upon the daily percentage change in the value of certain selected Index Components, as described below, and the daily accrual of interest on the current level of the Index at a rate equal to the Federal Funds Rate as reduced by (i) an Index adjustment factor of 1.25% per annum, or 1.0% per annum for any month immediately following the occurrence of a Filter Event and the deemed investment of the entire value of the Index in United States dollars (the “Index Adjustment Factor”), deducted daily on the basis of an actual 365-day year and (ii) a monthly payment adjustment amount of 6.122% per annum of the initial level of the Index (the “Monthly Payment Adjustment Amount”), deducted monthly on the basis of a 360-day year of twelve 30-day months. The Monthly Payment Adjustment Amount will not be deducted from the Index during the final month of the term of the Notes.

At any time other than the one month period immediately following the occurrence of a Filter Event, the Index will be composed of four currencies selected from among the following currencies: the Australian dollar, the British pound, the Canadian dollar, the European Union euro, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona, the Swiss franc and the United States dollar (each an “Eligible Currency”). The countries or political units issuing the Eligible Currencies: Australia, the United Kingdom, Canada, the European Union, Japan, New Zealand, Norway, Sweden, Switzerland and the United States are each referred to as an “Eligible Currency Issuer”. If a Filter Event has occurred, the Index will only contain United States dollars during the monthly period after such occurrence. The four Eligible Currencies selected for inclusion in the Index (or upon the occurrence of a Filter Event, the United States dollars deemed to be included in the Index) for any monthly period are referred to as “Index Components”. The Index may be reconstituted on a monthly basis as described below. The Eligible Currencies with positive weightings in the Index at any time can be viewed as long positions in the applicable currencies (the “Long Index Components”). The Eligible Currencies with negative weightings in the Index at any time can be viewed as short positions in the applicable currencies (the “Short Index Components”). On the Pricing Date, (i) the level of the Index was set to 98, (ii) a Filter Event was deemed to have occurred on the preceding Filter Event Date, (iii) the Index was deemed to contain only United States dollars and (iv) it was determined that the level of the Index for the initial monthly period will be calculated as set forth in “—Index Level Calculation” as if the level of the Index was 98 as of the end of the prior calendar month.

Except for the initial monthly period and the final monthly period, the term “monthly period” means the period beginning on and including the first calendar day of each month, to and including the last calendar day of the same month. The initial monthly period means the period from and including the Pricing Date, to and including the last calendar day of the calendar month in which the Pricing Date occurs and the final monthly period means the period beginning on and including the first calendar day of the calendar month in which the maturity date occurs, to and but excluding the maturity date.

The level of the Index will be calculated and published daily by Merrill Lynch Capital Services, Inc. (“MLCS”) on Reuters (Reference Ticker FXCARRY01=MERL). MLCS, as the calculation agent, will be our agent for purposes of determining, among other things, the level of the Index and the occurrence of a Filter Event, resetting the Monthly Multipliers (as defined below) and reconstituting the Index.

Selection of the Index Components

At any time the Index will consist of two Long Index Components and two Short Index Components, unless a Filter Event has occurred as described below. The Long Index Components for any monthly period will be the Eligible Currencies issued by the two Eligible Currency Issuers with the highest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices as determined on a Filter Event Date (as defined below), as applicable. The Short Index Components for any monthly period will be the Eligible Currencies issued by the two Eligible Currency Issuers with the lowest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices as determined on a Filter Event Date. In the event that (i) two or more Eligible Currency Issuers have the same interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices as determined on a Filter Event Date; (ii) those interest rates are among the two highest or two lowest Eligible Currency Issuer interest rates from among the Eligible Currency Issuers and (iii) the inclusion of the Eligible Currency Issuers with the highest or lowest interest rates would require the inclusion of more than two Long Index Components or Short Index Components, as the case may be, then the determination as to which of the Eligible Currencies having such identical interest rates will be included as a Long Index Component or Short Index Component, as applicable, will be determined by reference to the most recent Business Day prior to the Filter Event Date on which one or two such Eligible Currency Issuers can be identified as having had lower interest rates (for purposes of determining the Short Index Component) or higher interest rates (for purposes of determining the Long Index Component) such that the total number of Index Components does not exceed four.

On the last calendar day of the first calendar month during which a Filter Event does not occur, a fixed factor (the “Monthly Multiplier”) will be determined for the Index Components by dividing the weighting of an Index Component by the Forward Rate (as defined below) for that Index Component on that date. The Monthly Multiplier for each Index Component will remain fixed for the monthly period immediately subsequent to the Filter Event Date (as defined below) and can be used to calculate the level of the Index for any day during the applicable monthly period until the reset of the Monthly Multiplier on the last calendar day of that month as described below.

The level of the Index on any date will be calculated by MLCS based on the current Index Reference Rates (as defined herein) for the Index Components. As Index Reference Rates move, the United States dollar value of each Index Component will vary based on the appreciation or depreciation of that Index Component. Any appreciation in the Long Index Components relative to the Short Index Components will result in an increase in the level of the Index. Conversely, any depreciation in the Long Index Components relative to the Short Index Components will result in a decrease in the level of the Index. Any depreciation in the Short Index Components relative to the Long Index Components will result in an increase in the level of the Index. Conversely, any appreciation in the Short Index Components relative to the Long Index Components will result in a decrease in the level of the Index.

Index Level Calculation

The level of the Index on any day can be calculated as follows:

For any day (i) prior to the last Business Day of a month (ii) during the monthly period immediately following a Filter Event Date on which a Filter Event has not occurred:

The Monthly Multiplier of each Index Component (i) shall be multiplied by the then current Index Reference Rate for that Index Component, (ii) the resulting products for each of the Index Components shall be added and (iii) the total added to the level of the Index as of the end of the prior calendar month. The level of the Index will equal this amount as increased to reflect the daily accrual of interest on the current value of the Index at a rate equal to the Federal Funds Rate and reduced to reflect the daily Index Adjustment Factor of 1.25% per annum.

For any day (i) falling on or after the last Business Day of a month (ii) during the monthly period immediately following a Filter Event Date on which a Filter Event has not occurred:

The Monthly Multiplier of each Index Component (i) shall be multiplied by the then current Index Reference Rate for that Index Component, (ii) the resulting products for each of the Index Components shall be added and (iii) the total added to the level of the Index as of the end of the prior calendar month. The level of the

Index will equal this amount as increased to reflect the daily accrual of interest on the current level of the Index at a rate equal to the Federal Funds Rate and reduced to reflect the daily Index Adjustment Factor of 1.25% per annum and the Monthly Payment Adjustment Amount of 6.122% of the initial level of the Index.

For any day (i) prior to the last Business Day of a month (ii) during the monthly period immediately following a Filter Event Date on which a Filter Event has occurred:

The level of the Index will reflect the level of the Index as of the end of the prior calendar month, plus (1) the daily accrual of interest on the level of the Index at the Federal Funds Rate as reduced by (2) the daily deductions of the Index Adjustment Factor of 1.0% per annum.

For any day (i) falling on or after the last Business Day of a month (ii) during the monthly period immediately following a Filter Event Date on which a Filter Event has occurred:

The level of the Index will reflect the level of the Index as of the end of the prior calendar month, plus (1) the daily accrual of interest on the level of the Index at the Federal Funds Rate as reduced by (2) the daily deduction for the Index Adjustment Factor of 1.0% per annum and (3) the deduction of the Monthly Payment Adjustment Amount of 6.122% of the initial level of the Index.

The “Forward Rate”, for purposes of determining the Monthly Multipliers for any of the Australian dollar, the British pound, the Canadian dollar, the European Union euro, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona and the Swiss franc, as applicable, will be the forward exchange rate for the applicable currency with a settlement date on the last calendar day of the following calendar month as reported daily on Bloomberg page IND 3, or any substitute page thereto using market quotations taken at approximately 11:00 a.m. New York City time, for the Australian dollar, the British pound, the Canadian dollar, the European Union euro, the Japanese yen, the New Zealand dollar, the Norwegian krone, the Swedish krona and the Swiss franc as determined on the last calendar day of the then current calendar month.

The “Index Reference Rate” for each Index Component means (i) for any day other than the last day of the calendar month, the forward exchange rate with a settlement date on the last day of the calendar month or (ii) for the last day of the calendar month, the spot exchange rate, in each case as reported daily on Bloomberg page IND3 or any substitute page thereto using market quotations taken at approximately 11:00 a.m. New York City Time.

Monthly Index Reconstitution

If a Filter Event has not occurred as of the close of business one Business Day before the last Business Day of any month (the “Filter Event Date”), MLCS will reconstitute the Index on the last calendar day of the month in which such Filter Event does not occur to include (i) as Long Index Components, the Eligible Currencies issued by the two Eligible Currency Issuers with the highest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices as of the Filter Event Date and (ii) as Short Index Components, the Eligible Currencies issued by the two Eligible Currency Issuers with the lowest interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices, as of the Filter Event Date. In the event that (i) two or more Eligible Currency Issuers have the same interest rates as set forth by the Merrill Lynch Fixed Income Index Research, money market 1-month constant maturity indices as determined on a Filter Event Date; (ii) those interest rates are among the two highest or two lowest Eligible Currency Issuer interest rates from among the Eligible Currency Issuers and (iii) the inclusion of the Eligible Currency Issuers with the highest or lowest interest rates would require the inclusion of more than two Long Index Components or Short Index Components, as the case may be, then the determination as to which of the Eligible Currencies having such identical interest rates will be included as a Long Index Component or Short Index Component, as applicable, will be determined by reference to the most recent Business Day prior to the Filter Event Date on which one or two such Eligible Currency Issuers can be identified as having had lower interest rates (for purposes of determining the Short Index Component) or higher interest rates (for purposes of determining the Long Index Component) such that the total number of Index Components does not exceed four.

On the last calendar day of the month in which a Filter Event does not occur, MLCS will determine the weightings of the Index Components based on the closing level of the Index on such last calendar day. The weighting of each Long Index Component will equal the value of the Index on the Monthly Determination Date divided by 2. The weighting of each Short Index Component will equal the negative value of a Long Index Component. The Monthly Multiplier for each Index Component will then be determined by dividing each Index Component weighting by its respective Forward Rate to the next month-end calendar date.

As an example, if the Ending Value of the Index on a month-end calendar date equaled 104.00, and a Filter Event has not occurred on the Filter Event Date occurring in that calendar month, then on such month-end calendar date the two Long Index Components would each be given a weighting equal to 52.00 and, if the Forward Rate for one of the Long Index Components on the month-end calendar date equaled 0.7640, then the new Monthly Multiplier for that Long Index Component would equal 68.062827. The two Short Index Components would each be given a weighting equal to -52.00 and, if the Forward Rate for one of the Short Index Components on the month-end calendar date equaled 0.009042, then the new Monthly Multiplier for that Short Index Component would equal -5750.94.

Filter Event

On each Filter Event Date, MLCS will determine whether the difference between the yields on the Merrill Lynch US Corporate Master Index (Bloomberg Reference Ticker C0A0) and the Merrill Lynch US Treasury Master Index (Bloomberg Reference Ticker G0Q0) on the Filter Event Date has increased from the spread between the yields of these indices on the immediately prior Filter Event Date. If the spread during this period has increased (a “Filter Event”), the entire value of the Index will be deemed to be invested in United States dollars for the following month. For the initial monthly period, MLCS will treat the last Business Day of the calendar month preceding the Pricing Date and the last Business Day of the second calendar month preceding the Pricing Date as Filter Event Dates. For any month in which a Filter Event has occurred, the Index Adjustment Factor will be 1.0% per annum.

If a Filter Event has occurred for a given month and the entire value of the Index has been deemed to be invested in United States dollars (as is the case for the initial monthly period), for that month the level of the Index will only increase due to the daily accrual of interest at a rate equal to the Federal Funds Rate and the Index will be subject to the deduction of the Index Adjustment Factor of 1.0% per annum and the Monthly Payment Adjustment Amount. Therefore the value of the Notes and your investment in the Notes will be adversely affected.

Index Inputs

If any of the Forward Rates, Index Reference Rates, Federal Funds Rates, yield on the Merrill Lynch US Corporate Master Index or yield on the Merrill Lynch US Treasury Master Index (the “inputs”) are not available as described herein, then the particular input(s) for which a quotation is unavailable will be calculated on the basis of the arithmetic mean of the applicable quotations received by MLCS at approximately 11:00 a.m., New York City time, on the relevant date by the London offices of three leading banks engaged in the interbank market (selected by MLCS) (the “Reference Banks”). If fewer than three Reference Banks provide quotations, then the input will be calculated on the basis of the arithmetic mean of the applicable quotations received by MLCS at approximately 11:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected by MLCS). If the quotation is available from only one bank, then MLCS will determine which quotation is available and reasonable to be used. If no quotation is available, then the input will be the rate MLCS, in its discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m. New York City time on the relevant date.

Daily Accrual of Interest; Accrual Factor

The level of the Index will reflect a daily accrual of interest on the current level of the Index at a rate equal to the Federal Funds Rate, paid in arrears.

The “Federal Funds Rate” means the rate charged by the Federal Reserve Bank to member banks when excess reserve loans are made from one bank to another and shall be determined as reported on Bloomberg page FDTR at approximately 11:00 a.m. New York time.

Hypothetical Historical Data on the Index

While historical information on the Index did not exist before the Pricing Date, the following table sets forth the hypothetical historical levels of the Index on the last Business Day of each month from July 31, 2000 through July 31, 2005 based upon historical levels of the Index assuming an initial Index value of 98 set as of July 31, 2000. The hypothetical levels of the Index below are also based on the assumption that the Monthly Payment Adjustment Amount was deducted on the last Business Day of each month. This hypothetical historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2000		2001		2002		2003		2004		2005
January			99.385	*	103.694		103.725		109.837		115.905
February			98.692		103.255	*	102.098		113.926		115.540
March			98.561		102.823	*	101.163		113.427	*	116.089
April			99.207		102.659		103.966		111.449		115.759	*
May			97.358		102.226	*	106.002		110.950	*	115.457	*
June			99.198		101.791		105.094		110.451	*	115.151	*
July	98.000		99.595		99.032		103.668		112.979		115.061
August	97.936		100.220		98.597	*	103.169	*	112.521	*
September	97.887	*	99.912	*	100.000		102.670	*	115.132
October	99.520		99.544	*	102.179		106.603		113.302
November	99.478	*	99.136	*	101.710	*	107.756		113.260
December	99.451	*	101.981		101.830		107.838		114.264
*	Indicates a Filter Event Date.

The following graph sets forth the hypothetical historical performance of the Index presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Index.

Hypothetical Index Calculations

Because the Monthly Payment Adjustment Amount reduces the level of the Index at a rate of 6.122% per annum of the initial Index level, the magnitude of the effect of the Monthly Payment Adjustment Amount on the Index level will depend on the direction, magnitude, timing and duration of the changes in the value of a deemed long-short investment in the Index Components over the term of the Notes. Five hypothetical examples have been included to demonstrate the effect that the Monthly Payment Adjustment Amount has on the Index level and thus the Redemption Amount you would receive on the maturity date depending on the performance of the Index Components over the term of the Notes.

The graph in each hypothetical example presents the hypothetical (i) performance of a direct long-short investment in the Index Components, without any of the fees or charges associated with the Index taken into account, (ii) Index level and (iii) Index level without the effect of the Monthly Payment Adjustment Amount taken into account. Although these graphs in the hypothetical examples below are intended to show generally the direction, magnitude, timing and duration of changes in (i), (ii) and (iii) of the preceding sentence, they are not exact representations of the actual hypothetical levels of a direct long-short investment in the Index Components, the Index or the Index without the effect of the Monthly Payment Adjustment Amount taken into account at each point over the term of the Notes and should not viewed in that respect.

The following hypothetical examples assume: (i) an initial benchmark level for the Index Components of 100.00 set as of September 1, 2005, (ii) an initial Index level of 98, (iii) an approximately 5 year investment term assuming a 360 day year of twelve 30 day months, and (iv) that the Notes have not been exchanged or redeemed prior to the stated maturity date.

EXAMPLE 1

This example demonstrates that the value of the hypothetical long-short investment in the Index Components must increase significantly over the term of the Notes in order for you to receive a cash amount on the maturity date that at least equals the $10 original public offering price per unit of the Notes.

EXAMPLE 2

This example demonstrates that if the value of the hypothetical long-short investment in the Index Components decreases at a constant rate over the term of the Notes, on the maturity date you will receive an amount that is significantly less than the $10 original public offering price per unit of the Notes.

EXAMPLE 3

In this example, the hypothetical long-short investment in the Index Components increases for approximately the first 30 months of the term of the Notes and then decreases such that the average level of the hypothetical long-short investment in the Index Components at the maturity date of the Notes is approximately equal to the initial level of the hypothetical long-short investment in the Index Components. This example demonstrates that your return on the maturity date will depend on the direction, magnitude, timing and duration of the changes in the value of the hypothetical long-short investment in the Index Components, and may result in a negative return despite the fact that the hypothetical level of the long-short investment in the Index Components at the maturity date of the Notes is approximately the same as the initial level of the hypothetical long-short investment in the Index Components.

EXAMPLE 4

In this example, the hypothetical long-short investment in the Index Components decreases for approximately the first 30 months of the term of the Notes and then increases such that the average level of the hypothetical long-short investment in the Index Components at the maturity date of the Notes is approximately equal to the initial level of the hypothetical long-short investment in the Index Components. This example demonstrates the magnified negative effect that the Monthly Payment Adjustment Amount has on the Index level if the hypothetical long-short investment in the Index Components declines earlier in the term of the Notes. The Monthly Payment Adjustment Amount produces a greater percentage reduction in exposure to the hypothetical long-short investment in the Index Components as the long-short investment in the Index Components declines. Thus, even as the hypothetical long-short investment in the Index Components recovers from its lowest level, the Index increases at a slower rate than the hypothetical long-short investment in the Index Components because of the reduction produced by application of the Monthly Payment Adjustment Amount.

EXAMPLE 5

In this example, the hypothetical long-short investment in the Index Components (i) increases for approximately the first 20 months of the term of the Notes (ii) then decreases for approximately the next 20 months of the term of the Notes and (iii) then increases such that the average level of the hypothetical long-short investment in the Index Components at the maturity date of the Notes is approximately equal to the initial level. The Index level in this example 5 is higher than in example 4 despite the fact that the level of the hypothetical long-short investment in the Index Components at the maturity date of the Notes is the same in both examples. The reason for this difference is that as the hypothetical long-short investment in the Index Components increases over the first 20 months of the term of the Notes, the Monthly Payment Adjustment Amount produces less of a percentage reduction of the Index because of the growth in the hypothetical long-short investment in the Index Components.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the “Components”): (i) a debt instrument of ML&Co. (the “Debt Instrument”) with a fixed principal amount unconditionally payable on the maturity date, upon an exchange of the Notes prior to the maturity date or upon an early redemption of the Notes, as the case may be, equal to the principal amount of the Notes and bearing monthly stated interest at a stated interest rate for the Notes (the “Interest Rate”) equal to 6% per annum and (ii) a cash-settled forward contract linked to the level of the Index (the “Forward Contract”) pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive a payment of either the Redemption Amount on the maturity date, the Exchange Amount upon an exchange of the Notes prior to the maturity date or the Early Redemption Amount on the Early

Redemption Date. In addition, since the amount payable on the maturity date with respect to the Notes (i.e., the Redemption Amount) is determined by reference to the level of the Index, based upon the foregoing characterization and treatment of the Notes, although the matter is not entirely certain, the Forward Contract generally should be subject to the rules governing the United States federal income tax treatment of certain foreign currency transactions (the “Foreign Currency Rules”). In the opinion of Tax Counsel, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. Furthermore, based on ML&Co.’s determination of the relative fair market values of the Components at the time of issuance of the Notes, ML&Co. will assign $10.46 of the original issue price of the Notes to the Debt Instrument and will assign $0.46 of the original issue price of the Notes to the Forward Contract. Based upon the foregoing, a U.S. Holder who acquires a Note in connection with the original issuance of the Notes will be treated as having purchased the Debt Instrument for $10.46 and as having received an initial payment (the “Initial Forward Contract Payment”) with respect to the Forward Contract in an amount equal to $0.46. The initial payment deemed to have been received by a U.S. Holder with respect to the Forward Contract (i.e., the Initial Forward Contract Payment) should only be taken into account by the U.S. Holder as an additional amount realized with respect to the Forward Contract on the earlier of the sale, exchange, early redemption or other disposition of the Notes by the U.S. Holder or on the maturity date. ML&Co.’s allocation of the original issue price will be binding on a U.S. Holder of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.’s. The treatment of the Notes described above and ML&Co.’s allocation are not, however, binding on the IRS or the courts. No statutory, judicial, administrative or other authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. federal income tax purposes.

Tax Treatment of a Note

Interest on the Debt Instrument. As described above, the Debt Instrument is treated as bearing interest (i.e., “qualified stated interest”) payable monthly at a stated rate of 6% per annum (i.e., the Interest Rate). A U.S. Holder will include such “qualified stated interest” on the Debt Instrument (i.e., the monthly payments on the Notes) in income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes (subject to the bond premium rules). Based on ML&Co.’s determination set forth above, the U.S. Holder’s tax basis in the Debt Instrument will initially be $10.46.

Settlement of the Forward Contract. Upon the final settlement of the Forward Contract on the maturity date, a U.S. Holder would be deemed to have applied an amount (the “Forward Contract Payment Amount”) equal to the principal amount of the Debt Instrument less the Initial Forward Contract Payment toward the right to receive a payment of the Redemption Amount on the maturity date. Upon the receipt of a payment of the Redemption Amount on the maturity date, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the Redemption Amount differs from the Forward Contract Payment Amount. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. However, pursuant to the Foreign Currency Rules, any such gain or loss generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Notwithstanding the foregoing, subject to a number of specified requirements and certain identification and recordkeeping requirements, it is possible that certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election, the methods of making such an election and the United States federal income tax consequences of making such an election. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

In the event that a U.S. Holder elects to exchange a Note prior to the maturity date, the U.S. Holder should be deemed to have applied the Forward Contract Payment Amount toward the right to receive the Exchange Amount. Upon the receipt of a payment of the Exchange Amount, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the Exchange Amount differs from the Forward Contract Payment Amount. As discussed above, pursuant to the Foreign Currency Rules, any such gain or loss generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Notwithstanding the foregoing, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election, the methods of making such an election and the United States federal income tax consequences of making such an election. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date on which you receive the Exchange Amount. The deductibility of capital losses is subject to certain limitations. Any payment made in respect of accrued and unpaid monthly payments upon an exchange of a Note by a U.S. Holder will be taxable to a U.S. Holder in the manner described under “Tax Treatment of a Note—Interest on the Debt Instrument” above.

In the event of an early redemption of the Notes, a U.S. Holder should be deemed to have applied the Forward Contract Payment Amount toward the right to receive the Early Redemption Amount on the Early Redemption Date. Upon the receipt of a payment of the Early Redemption Amount on the Early Redemption Date, a U.S. Holder will recognize gain or loss. The amount of such gain or loss will be the extent to which the Early Redemption Amount differs from the Forward Contract Payment Amount. As discussed above, pursuant to the Foreign Currency Rules, any such gain or loss generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Notwithstanding the foregoing, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election, the methods of making such an election and the United States federal income tax consequences of making such an election. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the Early Redemption Date. The deductibility of capital losses is subject to certain limitations. Any payment made in respect of accrued and unpaid monthly payments upon an early redemption of the Notes will be taxable to a U.S. Holder in the manner described under “Tax Treatment of a Note—Interest on the Debt Instrument” above.

Sale of the Notes

Upon a sale of a Note prior to the maturity date of the Note, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder’s tax basis in the Components deemed so sold. Any such gain or loss realized with respect to the Debt Instrument should generally be long-term or short-term capital gain or loss (depending upon the U.S. Holder’s holding period for the Note). However, pursuant to the Foreign Currency Rules, any such gain or loss that is realized with respect to the Forward Contract generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Subject to a number of specified requirements and certain identification and recordkeeping requirements, however, certain U.S. Holders may elect to treat such foreign currency exchange gain or loss as capital gain or loss. Prospective purchasers are urged to consult their tax advisors regarding the availability of this election, the methods of making such an election and the United States federal income tax consequences of making such an election. If such gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of sale. The deductibility of capital losses is subject to certain limitations. In addition, any amount attributable to accrued interest on the Debt Instrument would generally be taxed as described under “Tax Treatment of a Note—Interest on the Debt Instrument” above.

Premium

If a U.S. Holder purchases the Debt Instrument for an amount that is greater than the sum of all amounts payable on the Debt Instrument after the purchase date other than payments of qualified stated interest (i.e., the principal amount), such U.S. Holder will be considered to have purchased the Debt Instrument with “amortizable bond premium” equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Debt Instrument and may offset interest otherwise required to be included in respect of the Debt Instrument during any taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Possible Alternative Tax Treatments of an Investment in a Note

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a Note under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”).

ML&Co. will take the position that the Contingent Payment Regulations do not apply to the Notes. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as original issue discount, subject to the adjustments described below, income at a “comparable yield” on the issue price, regardless of the U.S. Holder’s usual method of accounting for U.S. federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. Furthermore, any gain realized with respect to a Note would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder’s prior ordinary income inclusions (which were not previously reversed) with respect to the Notes.

Even if the Contingent Payment Regulations do not apply to the Notes, other alternative U.S. federal income tax characterizations or treatments of the Notes are also possible, which may also affect the timing and the character of the income or loss with respect to the Notes. For instance, under another possible alternative U.S. federal income tax characterization and treatment of the Notes, it is possible that a U.S. Holder would not be required to currently include in income the monthly payments on the Notes but should rather treat such monthly payments as a nontaxable return of capital. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a United States federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Internal Revenue Code of 1986, as amended (the “Code”) in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “Section 988 transaction,” generally a loss realized with respect to transactions governed by the Foreign Currency Rules, will constitute a Section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a Section 988 transaction (as defined in Section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction shall not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amount payable on the maturity date with respect to the Notes in excess of the principal amount thereof, if any, (i.e., the Redemption Amount), will be determined by reference to the change in the level of the Index over the term of the Notes, the Forward Contract generally should be subject to the Foreign Currency Rules and the acquisition of the Forward Contract (by virtue of acquiring a Note) should constitute a Section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of a Note that recognizes foreign currency exchange loss in an amount that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such Section 165 loss. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Notes and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Notes, including any requirement to file IRS Form 8886 as well as any penalties which may be imposed as a result of a failure to comply with the Disclosure Regulations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized with respect to a Note, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

In the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on payments of interest made with respect to the Notes subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and such individual does not have a “tax home” (as defined for U.S. federal income tax purposes) in the United States.

Backup Withholding and Information Reporting

A beneficial owner of a Note may be subject to information reporting with respect to certain amounts paid to the beneficial owner. A beneficial owner of a Note may also be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the monthly payments, Redemption Amount, Exchange Amount or Early Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

ML&Co. has entered into an arrangement with one of its subsidiaries to hedge the market risks associated with ML&Co.’s obligation to pay the Redemption Amount, Exchange Amount or Early Redemption Amount, as applicable.

The Notes are ineligible assets in MLPF&S’ asset-based brokerage service Unlimited Advantage, which means that purchasers will not pay Unlimited Advantage annual asset-based fees on the Notes but will pay commissions on any secondary market purchases and sales of the Notes.

In addition to the compensation paid at the time of the original sale of the Notes, MLPF&S will pay an additional amount on each anniversary of the Pricing Date from 2006 through 2009 to brokers whose clients purchased the units in the initial distribution and who continue to hold their Notes. This additional amount will equal .5% per unit based on the Redemption Amount of the Notes calculated as if the applicable anniversary of the Pricing Date was the stated maturity date. Also, MLPF&S may from time to time pay additional amounts to brokers whose clients purchased Notes in the secondary market and continue to hold those Notes.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004 and the three-month and six-month periods ended July 1, 2005 and June 25, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005 and July 1, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-4
Early Redemption Amount	PS-7
Early Redemption Date	PS-15
Eligible Currency	PS-3
Eligible Currency Issuer	PS-16
Ending Value	PS-5
Exchange Amount	PS-6
Exchange Date	PS-14
Exchange Notice Period	PS-14
Federal Funds Rate	PS-20
Filter Event	PS-4
Filter Event Date	PS-4
Forward Rate	PS-18
Index	PS-1
Index Adjustment Factor	PS-3
Index Component	PS-4
Index Reference Rate	PS-4
Long Index Component	PS-4
MLCS	PS-5
Monthly Multiplier	PS-4
Monthly Payment Adjustment Amount	PS-3
Monthly Payment Adjustment Date	PS-14
monthly period	PS-16
Notes	PS-1
Pricing Date	PS-5
Redemption Amount	PS-5
Short Index Component	PS-4
Valuation Date	PS-5

6,300,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

6% Monthly Income Strategic Return Notes®

Linked to the Long-Short Currency Index

due October 6, 2010

(the “Notes”)

$10 original public offering price per unit

P R I C I N G S U P P L E M E N T

Merrill Lynch & Co.

October 3, 2005

“Strategic Return Notes” is a registered mark of Merrill Lynch & Co., Inc.